Exhibit 99.2

Notification of dividend / distribution

Notification of dividend  /  distribution

Update Summary

Entity name

JAMES HARDIE INDUSTRIES PLC

Security on which the Distribution will be paid

JHX - CHESS DEPOSITARY INTERESTS 1:1

Announcement Type

Update to previous announcement

Date of this announcement

Thursday December 24, 2015

Reason for the Update

1. AUD equivalent dividend amount of 12.4299 cent per security has been provided at question 2A.9a 2. The FX rate (in form AUD1.00/primary currency rate) has been provided at question 2A.9c

Refer to below for full details of the announcement

Announcement Details
Part 1 - Entity and announcement details

1.1 Name of +Entity

JAMES HARDIE INDUSTRIES PLC

Registration Number
1.2 Registered Number Type ARBN	097829895

1.3 ASX issuer code

JHX

1.4 The announcement is

Update/amendment to previous announcement

1.4a Reason for update to a previous announcement

1. AUD equivalent dividend amount of 12.4299 cent per security has been provided at question 2A.9a 2. The FX rate (in form AUD1.00/primary currency rate) has been provided at question 2A.9c

1.4b Date of previous announcement(s) to this update

Thursday November 19, 2015

1.5 Date of this announcement

Thursday December 24, 2015

Notification of dividend / distribution	1 / 4

  Notification of dividend / distribution

1.6 ASX +Security Code

JHX

ASX +Security Description

CHESS DEPOSITARY INTERESTS 1:1

Part 2A - All dividends/distributions basic details

2A.1 Type of dividend/distribution

Ordinary

2A.2 The Dividend/distribution:

relates to a period of six months

2A.3 The dividend/distribution relates to the financial reporting or payment period ending ended/ending (date)

Wednesday September 30, 2015

2A.4 +Record Date

Wednesday December 23, 2015

2A.5 Ex Date

Monday December 21, 2015

2A.6 Payment Date

Friday February 26, 2016

2A.7 Are any of the below approvals required for the dividend/distribution before business day 0 of the timetable?

●	Security holder approval
●	Court approval
●	Lodgement of court order with +ASIC
●	ACCC approval
●	FIRB approval
●	Another approval/condition external to the entity required before business day 0 of the timetable for the dividend/distribution.

No

2A.8 Currency in which the dividend/distribution is made (“primary currency”)

USD - US Dollar

2A.9 Total dividend/distribution payment amount

per +security (in primary currency) for all

dividends/distributions notified in this form

USD 0.09000000

2A.9a AUD equivalent to total

dividend/distribution amount per +security

0.12429900

2A.9b If AUD equivalent not known, date for information to be released Thursday December 24, 2015	Estimated or Actual? Actual

Notification of dividend / distribution	2 / 4

  Notification of dividend / distribution

2A.9c FX rate (in format AUD 1.00 / primary currency rate): AUD	FX rate (in format AUD rate/primary currency rate) Primary Currency rate
AUD 1.00	USD 0.72406053
2A.10 Does the entity have arrangements relating to the currency in which the dividend/distribution is paid to securityholders that it wishes to disclose to the market?
Yes
2A.11 Does the entity have a securities plan for dividends/distributions on this +security?
We do not have a securities plan for dividends/distributions on this security
2A.12 Does the +entity have tax component information apart from franking?
No
2A.13 Withholding tax rate applicable to the dividend/distribution
20.000000
Part 2B - Currency Information

2B.1 Does the entity default to payment in certain currencies dependent upon certain attributes such as the banking instruction or registered address of the +securityholder? (For example NZD to residents of New Zealand and/or USD to residents of the U.S.A.).

No
2B.2 Please provide a description of your currency arrangements

The dividend is payable in Australian currency unless the securityholder elects otherwise.

Part 3A - Ordinary dividend/distribution
3A.1 Is the ordinary dividend/distribution estimated at this time?	3A.1a Ordinary dividend/distribution estimated amount per +security
No	USD
3A.1b Ordinary Dividend/distribution amount per security
USD 0.09000000
3A.2 Is the ordinary dividend/distribution franked?
No

3A.3 Percentage of ordinary dividend/distribution that is franked
0.0000%
3A.4 Ordinary dividend/distribution franked amount per +security	3A.5 Percentage amount of dividend which is unfranked
USD 0.00000000	100.0000%

Notification of dividend / distribution	3 / 4

  Notification of dividend / distribution

3A.6 Ordinary dividend/distribution unfranked amount per +security excluding conduit foreign income amount

USD 0.09000000

Part 5 - Further information

5.1 Please provide any further information applicable to this dividend/distribution

5.2 Additional information for inclusion in the Announcement Summary

Notification of dividend / distribution	4 / 4